Exhibit 99.1

Cimatron Reports Record Second Quarter in all Major
Parameters in Q2/2014 and Announces
Dividend Distribution Policy

Givat Shmuel, Israel, – August 13th, 2014 – Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated CAD/CAM software solutions for the toolmaking and manufacturing industries, today announced its financial results for the second quarter and first six months of 2014.

Highlights of Cimatron’s results for these periods include the following:

•	24% year-over-year increase in non-GAAP operating profit for Q2, to a second quarter record of $2.0 million;
•	28% year-over-year increase in non-GAAP net profit for Q2, to a second quarter record of $1.5 million;
•	Record Q2 revenues of $11.8 million, a 6.5% year-over-year increase (4.4% on a constant currency basis);
•	17th consecutive quarter with year-over-year revenue growth on a constant currency basis;
•	Record $7.6 million cash flow from operating activities in the first six months of 2014 leads to end of June net cash balance of $20.4 million or $1.90 per share

Concurrently with the release of its financial results, Cimatron also announced today that its Board of Directors has adopted a policy for distributing dividends, subject to all applicable laws. According to this policy, each year the Company will distribute a dividend of at least 50% of its annual distributable profits from the previous year. As part of the stated policy, the Company's Board of Directors reserves the right to declare additional dividend distributions, to change the rate of dividend distributions (either as a policy or on a one-time basis), to cancel a specific distribution or to cancel the policy as a whole at any time, at its sole discretion. The Company expects to declare the first distribution under the new policy during the first quarter of 2015, based on its 2014 annual distributable profits. The actual distribution of a dividend will be subject to meeting the conditions required by applicable laws, including the distribution tests set forth in Section 302 of the Israeli Companies Law, 5759-1999, and to the specific decision of the Company's Board of Directors for each distribution.

Commenting on the news, Danny Haran, President and Chief Executive Officer of Cimatron, noted, “We are very pleased to report our best second quarter ever, with record revenues, profit and cash flow. We saw strong results from both our product lines and across all major geographical territories. Over 50% of the year-over-year quarterly revenue growth reached the non-GAAP operating profit line, demonstrating once again the strong operating leverage in our business model.

“As planned, CimatronE version 12 was officially released during July 2014. We have high expectations for this latest version, as it incorporates numerous key enhancements, as well as our first entry into the 3D Printing software market. Initial feedback from the field is very encouraging.

“Our strong performance has built our cash balance to its current level of just over $20 million, an amount that is more than sufficient to fund our strategy for growth, including potential M&A opportunities. As such, we are happy to share our success more directly with our shareholders through the newly announced policy of significant annual dividend distributions. We are confident that our success in the years to come, coupled with the dividends that we plan to distribute, will create greater value for our shareholders while encouraging long-term interest and investment in our Company,” concluded Mr. Haran.

The following provides details on Cimatron’s GAAP and non-GAAP results for the second quarter and first six months of 2014:

GAAP:

Revenues for the second quarter of 2014 increased by 6.5% to $11.8 million, from $11.0 million recorded in the second quarter of 2013. For the first six months of 2014, revenues were $22.7 million, compared to $21.2 million in the same period of 2013.

Gross Profit for the second quarter of 2014 was $10.3 million, as compared to $9.6 million in the same period in 2013. Gross margin in the second quarter of 2014 constituted 88% of revenues, compared to 87% in the second quarter of 2013. For the first six months of 2014, gross profit was $19.8 million, compared to $18.5 million in the same period of 2013. Gross margin for the six months ended June 30, 2014 was 87% of revenues, the same as in the first six months of 2013.

Operating Profit in the second quarter of 2014 increased to $1.7 million, from $1.4 million in the corresponding quarter of 2013.  In the first six months of 2014, operating profit increased to $2.7 million, compared to an operating profit of $2.2 million in the first six months of 2013.

Net Profit for the second quarter of 2014 increased to $1.3 million, or $0.12 per diluted share, compared to a net profit of $1.0 million, or $0.11 per diluted share, recorded in the same quarter of 2013. In the first six months of 2014, net profit increased to $1.9 million, or $0.18 per diluted share, compared to a net profit of $1.6 million, or $0.17 per diluted share, in the first six months of 2013.

Non-GAAP:

Revenues for the second quarter of 2014 increased by 6.5% to $11.8 million, from $11.0 million recorded in the second quarter of 2013. For the first six months of 2014, revenues were $22.7 million, compared to $21.2 million in the same period of 2013.

Gross Profit for the second quarter of 2014 was $10.5 million, as compared to $9.8 million in the same period of 2013. Gross margin in the second quarter of 2014 constituted 89% of revenues, the same as in the second quarter of 2013. In the first six months of 2014, gross profit was $20.1 million, compared to $18.8 million in the first six months of 2013. Gross margin for the six months ended June 30, 2014 was 88% of revenues, compared to a gross margin of 89% of revenues for the first six months of 2013.

Operating Profit in the second quarter of 2014 increased by 24% to $2.0 million, from $1.6 million in the corresponding quarter of 2013. In the first six months of 2014, operating profit increased by 30% to $3.3 million, compared to an operating profit of $2.6 million in the first six months of 2013.

Net Profit for the second quarter of 2014 increased by 28% to $1.5 million, or $0.14 per diluted share, compared to net profit of $1.2 million, or $0.13 per diluted share, recorded in the same quarter of 2013. In the first six months of 2014, net profit increased by 26% to $2.4 million, or $0.22 per diluted share, compared to a net profit of $1.9 million, or $0.20 per diluted share, in the first six months of 2013.

Conference Call

Cimatron's management will host a conference call today, August 13, 2014, at 9:00 EDT, 16:00 Israel time. On the call, management will review and discuss the results, and will answer questions by investors.

To participate, please call one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

USA: +1-866-860-9642
International: +972-3-9180664
Israel: 03-9180664

For those unable to listen to the live call, a replay of the call will be available beginning on the day after the call at the investor relations section of Cimatron's website, at: www.cimatron.com

Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income included herein. Non-GAAP financial measures consist of GAAP financial measures adjusted to include recognition of deferred revenues of acquired companies and to exclude amortization of acquired intangible assets, stock based compensation and deferred income tax, as well as certain business combination and other accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non-GAAP measures help investors to understand our current and future operating performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Cimatron

With over 30 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM software solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with software solutions for mold design, die design, electrode design, 2.5 to 5 Axis milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron's subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Cimatron's shares are publicly traded on the NASDAQ under the symbol CIMT. For more information, please visit Cimatron’s web site at: http://www.cimatron.com

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to Cimatron’s plans, objectives and expected financial and operating results. The words "may," "could," "would," “will,” "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond Cimatron’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycles, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties related to Cimatron’s business, refer to Cimatron’s filings with the Securities and Exchange Commission. Cimatron cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Company Contact:	Investor Relations contact
Ilan Erez, Chief Financial Officer	Ehud Helft/Kenny Green
Cimatron Ltd.	GK Investor Relations
Tel.; 972-73-237-0114	Tel: (US) 1 646 201 9246
Email: ilane@cimatron.com	Email: Cimatron@gkir.com

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013

Total revenue	11,754	11,039	22,717	21,197

Total cost of revenue	1,450	1,391	2,953	2,717
Gross profit	10,304	9,648	19,764	18,480

Research and development expenses	1,871	1,758	3,786	3,486

Selling, general and administrative expenses	6,761	6,477	13,235	12,803
Operating income	1,672	1,413	2,743	2,191

Financial income (expenses), net	35	(40)	(4)	(24)

Taxes on income	(409)	(377)	(759)	(569)

Other	(5)	3	(26)	5
Net income	1,293	999	1,954	1,603

Less: Net (income) loss attributable to the noncontrolling interest	-	3	(10)	3

Net income attributable to Cimatron's shareholders	$1,293	$1,002	$1,944	$1,606

Net income per share - basic and diluted	$0.12	$0.11	$0.18	$0.17

Weighted average number of shares outstanding

Basic EPS (in thousands)	10,751	9,362	10,741	9,355

Diluted EPS (in thousands)	10,761	9,362	10,744	9,360

CIMATRON LIMITED
RECONCILIATION BETWEEN GAAP AND NON-GAAP INFORMATION
(US Dollars in thousands, except for per share data)

	Three months ended						Six months ended
	June 30,						June 30,
	2014			2013			2014			2013
	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP

Total revenue	11,754	-	11,754	11,039	-	11,039	22,717	-	22,717	21,197	-	21,197

Total cost of revenue (1)	1,450	(147)	1,303	1,391	(147)	1,244	2,953	(294)	2,659	2,717	(294)	2,423

Gross profit	10,304	147	10,451	9,648	147	9,795	19,764	294	20,058	18,480	294	18,774

Research and development expenses (2)	1,871	(12)	1,859	1,758	-	1,758	3,786	(24)	3,762	3,486	-	3,486

Selling, general and administrative expenses	6,761		6,614	6,477		6,445	13,235		12,951	12,803		12,718
Non-cash amortization of acquired intangible assets		-			(32)			-			(85)
Stock-based compensation		(147)			-			(284)			-
Operating income	1,672	306	1,978	1,413	179	1,592	2,743	602	3,345	2,191	379	2,570

Financial income (expenses), net	35	-	35	(40)	-	(40)	(4)	-	(4)	(24)	-	(24)

Taxes on income (3)	(409)	(85)	(494)	(377)	-	(377)	(759)	(168)	(927)	(569)	(91)	(660)

Other	(5)	-	(5)	3	-	3	(26)	-	(26)	5	-	5

Net income	1,293	221	1,514	999	179	1,178	1,954	434	2,388	1,603	288	1,891

Less: Net (income) loss attributable to the noncontrolling interest	-	-	-	3	-	3	(10)	-	(10)	3	-	3

Net income attributable to Cimatron's shareholders	$1,293	$221	$1,514	$1,002	$179	$1,181	$1,944	$434	$2,378	$1,606	$288	$1,894
Net income per share - basic and diluted	$0.12		$0.14	$0.11		$0.13	$0.18		$0.22	$0.17		$0.20

Weighted average number of shares outstanding

Basic EPS (in thousands)	10,751		10,751	9,362		9,362	10,741		10,741	9,355		9,355

Diluted EPS (in thousands)	10,761		10,761	9,362		9,362	10,744		10,744	9,360		9,360

(1) Non-GAAP adjustment to exclude non-cash amortization of acquired intangible assets
(2) Non-GAAP adjustment to exclude stock-based compensation
(3) Non-GAAP adjustment to exclude the effect of deferred taxes and other non-current tax provisions.

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	June 30,	December 31,
	2014	2013

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-term investments	$20,427	$13,052
Trade receivables	4,971	6,838
Other current assets	2,423	2,434
Total current assets	27,821	22,324

Deposits with insurance companies and severance pay fund	3,820	3,725

Net property and equipment	1,021	977

Net other assets	10,113	10,407

Total assets	$42,775	$37,433

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$13	$5
Trade payables	1,035	1,356
Accrued expenses and other liabilities	5,592	6,297
Deferred revenues	7,107	2,974
Total current liabilities	13,747	10,632

LONG-TERM LIABILITIES:
Accrued severance pay	5,186	5,018
Deferred tax liability	-	69
Total long-term liabilities	5,186	5,087

Total shareholders’ equity	23,842	21,714
Total liabilities and shareholders’ equity	$42,775	$37,433

CIMATRON LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US Dollars in thousands)

	Noncontrolling Interest	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Treasury stock	Comprehensive income	Total shareholders’ equity
Balance at December 31, 2013	$33	$350	$17,172	$88	$4,823	$(752)		$21,714
Changes during the six months ended June 30, 2014:
Net income	10				1,944		1,954	1,954
Issuance of Restricted Shares		1						1
Stock based compensation			308					308
Other	(43)			(148)			(191)	(191)
Foreign currency translation adjustment				56			56	56
Total comprehensive income							1,819
Balance at June 30, 2014	$-	$351	$17,480	$(4)	$6,767	$(752)		$23,842

CIMATRON LIMITED
STATEMENTS OF CASH FLOWS
(US Dollars in thousands)

	Six months ended
	June 30,
	2014	2013

Cash flows from operating activities:
Net income	$1,954	$1,603

Adjustments to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization	475	557
Increase in accrued severance pay	142	232
Stock based compensation	308	-
Deferred taxes, net	(178)	(90)

Changes in assets and liabilities:
Decrease (increase) in accounts receivable and prepaid expenses	1,910	(258)
Increase in inventory	(1)	(8)
Increase in deposits with insurance companies and severance pay fund	(95)	(122)
Increase in trade payables, accrued expenses and other liabilities	3,132	1,264
Net cash provided by operating activities	7,647	3,178

Cash flows from investing activities:
Proceeds from sale of property and equipment	-	9
Purchase of property and equipment	(175)	(83)
Net cash used in investing activities	(175)	(74)

Cash flows from financing activities:
Short-term bank credit	8	2,499
Purchase of non-controlling interest	(92)	-
Cash distribution to shareholders	-	(7,916)
Proceeds from issuance of restricted shares	1	47
Net cash used in financing activities	(83)	(5,370)

Net increase (decrease) in cash and cash equivalents	7,389	(2,266)
Effect of exchange rate changes on cash	(14)	(60)
Cash and cash equivalents at beginning of period	13,052	11,903
Cash and cash equivalents at end of period	$20,427	$9,577

Appendix A - Non-cash transactions
Purchase of property on credit	$54	$122